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                            August 4, 2022

       Oleksiy Lubinsky
       Chief Executive Officer
       Rentberry Inc.
       201 Spear Street
       Suite 1100
       San Francisco, CA

                                                        Re: Rentberry Inc.
                                                            Post Qualification
Amendment No. 2 to Offering Statement on Form 1-A
                                                            Filed July 20, 2022
                                                            File No. 024-11437

       Dear Mr. Lubinsky:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2022 letter.

       Post Qualification Amendment to Form 1-A filed July 20, 2022

       General

   1.                                                   Please refer to prior
comment 2 and describe any impact:
                                                            resulting from the
reaction of your investors, employees, customers, and/or other stakeholders to any
action or inaction arising from or relating to the invasion, including the
payment of taxes to the Russian Federation; and
                                                            that may result if
Russia or another government nationalizes your assets or operations in Ukraine. If the
impact is not material, please explain why.
 Oleksiy Lubinsky
FirstName  LastNameOleksiy Lubinsky
Rentberry Inc.
Comapany
August     NameRentberry Inc.
       4, 2022
August
Page 2 4, 2022 Page 2
FirstName LastName
2. To the extent material, disclose any new or heightened risk of potential cyberattacks by
         state actors or others since Russia   s invasion of Ukraine and
whether you have taken
         actions to mitigate such potential risks.
3. Please describe the extent and nature of the role of the board of directors in overseeing
         risks related to Russia   s invasion of Ukraine. This could include,
but is not limited to,
         risks related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.
      You may contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Jamie Ostrow